Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Jive Software, Inc.:

We consent to the incorporation by reference in the registration statement (Form S-8 No. 333-178636) of Jive Software, Inc. of our report dated March 12, 2012, with respect to the consolidated balance sheets of Jive Software, Inc. as of December 31, 2011 and 2010 and the related consolidated statements of operations, redeemable convertible preferred stock, stockholders’ equity (deficit) and comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of Jive Software, Inc.

/s/ KPMG LLP

Portland, Oregon

March 12, 2012